

Mail Stop 3233

April 20, 2018

Via E-mail
Yuen Yung
Director and Chief Executive Officer
Multi-Housing Income REIT, Inc.
9050 N. Capital of Texas Highway
Suite 320
Austin, TX 78759

> **Re:** **Multi-Housing Income REIT, Inc.**
> **Amendment No. 3 Offering Statement on Form 1-A**
> **Filed March 26, 2018**
> **File No. 024-10764**

Dear Mr. Yung:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2018 letter.

General

1. We note your disclosure in Section 12(a) of the sample subscription agreement that, "Either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a Claim be final and binding arbitration pursuant to this section." Please expand your risk factor and subscription procedures sections to address this provision and clarify:

- whether you intend for arbitration to be the exclusive means for resolving disputes, including any circumstances under which you may elect not to use arbitration;

- whether the arbitration provision only applies to claims relating to this offering or whether it applies more generally to compliance with the federal securities laws;

- if true, that claims made under the federal securities laws and unrelated to this offering would not be subject to arbitration under the provision;

- the material risks to investors resulting from the mandatory arbitration provision, such as whether the arbitration provision could impact the ability of investors to bring class-action lawsuits, and the potential limitations that could result for shareholders.

Further, we note that your subscription agreement states that the arbitration shall be conducted in Austin, Texas. In your offering circular, please also identify the relevant forum, and confirm that the laws of such state permit such a provision, or alternatively address any questions as to enforceability. If true, please also disclose that the enforceability of the arbitration provisions may be limited.

2. Please also revise the relevant risk factor heading to highlight that the arbitration provisions contained in your subscription agreement limit the ability of investors party to the subscription agreement from bringing class action lawsuits or seeking remedies on a class basis, and otherwise limit investors' rights to seek certain remedies.

3. Please revise your risk factor and subscription procedures sections and subscription agreement to include a statement that makes it clear to investors that by agreeing to these provisions, they will not be deemed to waive the company's compliance with the federal securities laws and the rules and regulations provided thereunder.

4. In the section "Exclusive Form," we note your disclosure that your bylaws contain a provision designating the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain claims against the company and its officers and directors. Please add risk factor disclosure regarding this exclusive forum. Please address, without limitation, how the exclusive forum provision may impact shareholder rights, why management adopted the provision and any questions as to enforceability. In addition, please explain how this provision is consistent with your provision in the subscription agreement regarding the exclusive forum of arbitration to be in Austin, Texas.

5. We note your response to comment 1 of our letter. In your disclosure regarding compensation on page 13, please provide all of the information required by Item 4 of Industry Guide 5, including, but not limited to, the maximum dollar amount to be paid

during the first fiscal year of operations. Additionally, in Appendix II, please provide the prior performance tables as set forth in Appendix II of Industry Guide 5. Please also refer to CF Disclosure Guidance Topic No. 6 and Item 7(c) of Part II of Form 1-A.

Cover Page of Offering Circular

6.   We note your response to comment 4 of our letter. We note that you intend the offering to last for ten years. Please revise your disclosure to comply with Rule 251(d)(3)(F) of Regulation A.

7.   We note your response to comment 5 of our letter. Please specifically disclose in the Plan of Distribution section how you will comply with Rule 3a4-1 under the Securities Exchange Act of 1934.

Affiliate Past Performance, page 17

PPA Group, LLC, page 17

8.   Please disclose how the Manager and Sponsor are affiliated with PPA Group, LLC.

Management Compensation, page 18

9.   Please revise your disclosure under this heading as well as on page 11 to clarify what measure the management fee, operating expense fee, and property management fee are based on (i.e. state what each of these fees is 1% of).

You may contact William Demarest at (202)551-3432 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Special Counsel

cc: Terrence Griffiths, Esq. (*via e-mail*)